UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2023

COMMISSION FILE NUMBER 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 4672562 Israel
+972-9-9531142
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In May 2023, NeuroSense Therapeutics Ltd. (“NeuroSense”) entered into a strategic business and scientific collaboration with a leading global biotechnology company that pioneers science and drives innovations for complex and devastating diseases including neurodegenerative diseases.

Under the terms of this agreement, the partner will fund a study exploring PrimeC’s effect on specific biomarkers evaluated in PARADIGM, NeuroSense’s Phase 2b clinical trial for the treatment of amyotrophic lateral sclerosis (“ALS”).

In addition, the partner has been granted the right of first refusal to co-develop and commercialize PrimeC for ALS for a limited period of time immediately following publication of the study results. PARADIGM has completed patient enrollment and is expected to report topline results in the fourth quarter of 2023.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-269306) and Form S-8 (File No. 333-262480), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
Name: Alon Ben-Noon
Title: Chief Executive Officer

Date: May 25, 2023

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